SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 27 April 2018

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 05 March 2018
99.2	Director/PDMR Shareholding dated 05 March 2018
99.3	Director/PDMR Shareholding dated 12 March 2018
99.4	Director/PDMR Shareholding dated 12 March 2018
99.5	Director/PDMR Shareholding dated 12 March 2018
99.6	Total Voting Rights dated 03 April 2018

Exhibit No: 99.1

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Transfer of shares to a joint account with spouse
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil consideration	11,666

d)	Aggregated information - Aggregated volume - Price - Aggregated total	11,666 Nil consideration Nil consideration
e)	Date of the transaction	2018-03-01
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.2

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 1 March 2018, George Turner, Executive Vice President, General Counsel and Company Secretary sold 718 InterContinental Hotels Group PLC shares and transferred 8,299 InterContinental Hotels Group PLC shares to his spouse.

The notification for each transaction can be found below.  This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Sale
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£45.487424	718

d)	Aggregated information - Aggregated volume - Price - Aggregated total	718 £45.487424 £32,659.9704
e)	Date of the transaction	2018-03-01
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Transfer of shares to spouse
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil consideration	8,299

d)	Aggregated information - Aggregated volume - Price - Aggregated total	8,299 Nil consideration Nil consideration
e)	Date of the transaction	2018-03-01
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.3

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Transfer of shares to spouse
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil consideration	13,726

d)	Aggregated information - Aggregated volume - Price - Aggregated total	13,726 Nil consideration Nil consideration
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.4

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£45.564	2,500

d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,500 £45.564 £113,910
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	XLON

Exhibit No: 99.5

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Eric Pearson
2	Reason for the notification
a)	Position/status	Chief Commercial and Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Transfer of shares to a joint account with spouse
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil consideration	10,837

d)	Aggregated information - Aggregated volume - Price - Aggregated total	10,837 Nil consideration Nil consideration
e)	Date of the transaction	2018-03-08
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.6

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 31 March 2018, its issued share capital consists of 197,597,610 ordinary shares of 19 17/21 pence each with each share carrying the right to one vote. 6,927,671 ordinary shares are held in treasury. The total number of voting rights in the Company is 190,669,939.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	27 April 2018